

May 18, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

> Re: Nuveen Unit Investment Trust, Series 142
> File No.333-211123

Dear Mr. Warren:

On May 4, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 142, consisting of a unit investment trust, the Nuveen Balance Sheet Strength Portfolio, 2Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1. Given that the portfolio seeks to replicate the Goldman Sachs Strong Balance Sheet Basket which "identifies and includes… 50 companies within certain sectors of the S&P 500 Index," it is unclear why the trust may include mid- and small cap stocks and stocks of foreign companies. Please advise or revise.

Trust Portfolio (pp. 3-4)

2. It is unclear why you have inserted the Trust Portfolio listing in this section vs. at the end of Part A. Please advise or revise.

Selection of Basket Components (p. 5)

3. Please clarify, if true, that the basket sponsor, not the Sponsor, selects the basket.

4. In Step Two, please disclose the significance of a company's short interest percentage - i.e. that it is a measure of investor sentiment, and that the higher a company's short interest percentage, the more people believe its price will go down.

5. The last sentence in Step Two states that "[a] stock's short interest percentage is typically calculated by…" Please rephrase to state how the basket sponsor calculates the short interest percentage, instead of how it is "typically" calculated.

6. In Steps Four and Five, please re-write the steps in plain English. Please consider including examples how each industry is weighted, how that affects the number of stocks included in the basket and how each basket stock is weighted.

Portfolio and Portfolio Methodology (p. 7)

7.   The second sentence of the first paragraph refers to the lag between the observation date and the date of deposit providing time "to screen for any liquidity or regulatory issues in regards to the securities selection." If the Sponsor will exclude any securities based on such screens, please disclose. We also note that in the first paragraph on p. 9, you disclose that the Sponsor may remove a stock "if there was a material negative credit event, or significant liquidity concerns." Please reconcile.

8. Please explain what is meant by "equally weighted on a market capitalization basis."

Principal Risks (pp. 7-12)

9. Given your statement that the Trust will invest in stocks included in the S&P 500, it is unclear why you have included investing in foreign securities and investing in small- and mid-cap companies as Principal Risks. Please advise or revise.

10. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-24).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White